BIOMX INC.

22 Einstein St., Floor 4

Ness Ziona, Israel 7414003

April 21, 2025

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences
Washington, D.C. 20549

Attention: Tim Buchmiller

Re:	BiomX Inc. Registration Statement on Form S-1 Filed April 11, 2025 File No. 333-286496 (the “Registration Statement”) Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 of the rules and regulations of the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended, BiomX Inc. (the “Company”) hereby respectfully requests acceleration of the effective date of the Registration Statement, so that it may become effective at 4:30 p.m., Eastern Time, on April 23, 2025, or as soon thereafter as practicable.

Should any member of the staff of the Commission have any questions or comments with respect to this request, please contact our counsel, Haynes and Boone, LLP, attention: Alla Digilova, Esq. at (212) 659-4993.

Very truly yours,

BIOMX INC.

By:	/s/ Jonathan Solomon
Jonathan Solomon Chief Executive Officer

cc:	Alla Digilova, Esq., Haynes and Boone, LLP